Exhbit 3.11

CERTIFICATE OF CHANGE

OF

ALLIED HEALTHCARE INTERNATIONAL INC.

_______________

Under Section 805-A of the Business Corporation Law

FIRST:  The name of the corporation is "Allied Healthcare International, Inc.",  (the "Corporation").  The name under which the Corporation was formed is United States Home Health Care Corp.

SECOND:  The Certificate of Incorporation was filed by the Department of State on November 30, 1981.

THIRD:  The address to which the Secretary of State shall forward copies of process accepted on behalf of the Corporation is changed to read in its entirety as follows:  c/o Marvet Abassi, 245 Park Avenue, New York, NY 10167.

FOURTH:  The change was authorized by the Board of Directors of the Corporation.

Dated:  April 25, 2007

/s/ Marvet Abbassi

Name:  Marvet Abbassi

Title:    Financial Comptroller